12013364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 40268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite # 600
(No. and Street)

Washington, DC 20002-4240
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Rohrbacher (202) 962-6920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB & Company, LLC.
(Name – *if individual, state last, first, middle name*)

200 International Circle, Suite #5500, Hunt Valley, MD 21030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Elizabeth S. Glista, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2011

CONTENTS

SB & COMPANY, LLC
Experience • Quality • Client Service

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors
ICMA-RC Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by ICMA-RC Services, LLC (RC Services), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating RC Services' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). RC Services' management is responsible for RC Services' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no payments were made;

2. Compared the amounts reported on audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with general ledger support, noting no adjustments were made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the general ledger supporting the adjustments, and noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SB & Company, LLC

Washington, DC
February 24, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ICMA-RC Services, LLC
ATTN: Compliance
777 N. Capitol St, NE, Ste 600
Washington, DC 2002-4290

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carlisle Clarke (202) 962-8032

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)	(0)
	_______________ Date Paid	
C.	Less prior overpayment applied	(150)
D.	Assessment balance due or (overpayment)	(150)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (150)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 0	
H.	Overpayment carried forward $(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICMA-RC Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Assistant Treasurer
(Title)

Dated the 22 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,752,791

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 10,981,996

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Per Instruction C(b), refer to attached "Assignment and Expense Agreement". 770,795

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 11,752,791

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

ASSIGNMENT and EXPENSE AGREEMENT

1. The ICMA Retirement Corporation ("ICMA-RC"), a Delaware Corporation, Vantagepoint Investment Advisers, LLC, ("VIA") a Delaware Limited Liability Company, Vantagepoint Transfer Agents ("VTA"), a Delaware Limited Liability Company, and ICMA-RC Services, LLC ("RC Services") a Delaware Limited Liability Company, hereby enter into the following assignment and expense agreement between and among themselves as affiliated entities.

2. Promptly following the end of each calendar month, RC Services agrees that it will simultaneously (a) record its intercompany receivables from VIA and VTA and (b) transfer and assign its intercompany receivables from VIA and VTA to ICMA-RC and record such assignment on RC Services' books and records.

3. VIA and VTA agree and consent to the transfer and assignment by RC Services of its intercompany receivables from VIA and VTA to ICMA-RC as contemplated by Section 2 of this agreement.

4. ICMA-RC agrees to accept the assignment of RC Services' intercompany receivables from VIA and VTA for each calendar month as payment in full of RC Services' intercompany payable to ICMA-RC for that month.

5. Promptly following the end of each calendar month, RC Services will simultaneously (a) record its mutual fund receivables (*i.e.*, fees received from mutual fund companies or other service providers) and (b) record the entire amount of its mutual fund receivables as corresponding intercompany payables to ICMA-RC. ICMA-RC and RC Services further agree to the following conditions with respect to the mutual fund receivables:

    a. ICMA-RC's right to payment of the mutual fund receivables intercompany payables is limited solely to the proceeds of the mutual fund receivables; and

    b. ICMA-RC agrees to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such a time that such receivables are actually received by RC Services.

6. ICMA-RC agrees to assume responsibility for payment of certain direct expenses incurred by RC Services, which are allocated to RC Services based on the period in which the expense occurred. These direct obligations include bank fees, Financial Industry Regulatory Authority ("FINRA") membership and annual renewal fees, state licensing fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time by ICMA-RC and RC Services.

7. ICMA-RC further agrees to assume responsibility for payment of certain other expenses allocated to RC Services. Attachment A details the expenses currently allocated to RC Services and the method of the allocation, and may be modified from time to time.

8. On a monthly basis, revenue is allocated to RC Services to reimburse certain direct and allocated broker-dealer expenses. The amount of revenue allocated is equal to the amount of expenses incurred by RC Services each month. RC Services agrees that it will simultaneously: (a) record an intercompany receivable for this allocated revenue; and (b) record an intercompany payable to ICMA-RC for the expenses allocated to RC Services.

9. All registered and associated persons of RC Services are also employees of ICMA-RC. Such persons may also perform services for ICMA-RC and/or one or more of the affiliated entities identified in Paragraph 1, above. Further, the activities of such persons benefit some or all of the affiliated entities and are not exclusive to RC Services. Accordingly, in consideration of the concurrent nature of the activities of ICMA-RC employees, ICMA-RC agrees to assume responsibility for any and all other employee expenses not specifically identified in paragraphs 6 and 7 above or in Attachment A that relate to the business of RC Services ("Other Expenses"). ICMA-RC agrees that RC Services shall not be directly or indirectly liable to ICMA-RC or any other person for these Other Expenses.

10. This agreement will be governed by the substantive laws of Delaware without giving effect to the choice of law or conflict of laws provisions thereof, except that, in the event of any inconsistency with provisions of the federal securities laws and rules and the rules of FINRA applicable to RC Services as a registered broker-dealer, the provisions of such federal laws, rules and FINRA rules shall govern.

11. This agreement shall be effective as of the 1st day of July 2008.

ICMA RETIREMENT CORPORATION:

By: Elizabeth S. Hirst
Signature

Asst. Treasurer, ICMA-RC
Title

VANTAGEPOINT TRANSFER AGENTS, LLC:

By: Kathryn B. McGrath
Signature

Secretary, Vantagepoint Transfer Agents, LLC
Title

VANTAGEPOINT INVESTMENT ADVISERS, LLC:

By: Angela C. Montez
Signature

Assistant Secretary ICMA-RC
Title

ICMA-RC SERVICES, LLC:

By: [signature]
Signature

Asst. Treasurer, ICMA-RC
Title

Attachment A

Allocated Expenses of RC Services

Effective July 1, 2008

Certain of RC Services' reported expenses are allocations from ICMA-RC's Compliance Division and ICMA-RC's Finance Division's Tax & Compliance group as a result of their activities on behalf of RC Services that are related to compliance with federal securities laws and regulations as well as FINRA rules. The method of allocation is an activity-based costing ("ABC") system that assigns costs of these two groups based upon the estimated proportion of time that those groups spend on activities attributable to RC Services.

All of the activity costs of ICMA-RC's Compliance and Tax & Compliance cost centers are initially recorded on the books and records of ICMA-RC. On a monthly basis, the ABC system assigns to RC Services the proportion of these costs that are attributable to RC Services based upon the activity time estimates provided by the cost center manager. The activity costs assigned to RC Services are then allocated as an expense on the books and records of RC Services.

The following is a list of the types of expenses that are proportionally allocated to RC Services using the ABC system:

- **Personnel Expenses** – Salaries and benefits;
- **Professional Services** – Legal, audit, and consulting services;
- **Communications** – Telephone, internet, and local and express delivery services;
- **Meetings and Travel** – Travel and lodging expenses related to oversight examinations of RC Services' branch officers and other RC-Services related business travel;
- **Premises and Equipment** – Rent and office equipment rentals associated with the home office;
- **Data Processing** – Hardware and software maintenance;
- **Supplies and Other** – Office supplies;
- **Subscriptions and Memberships** – Professional publications and/or membership fees; and
- **Depreciation and Amortization** – Purchased hardware and software, and facilities capital such as file cabinets.

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services), a wholly owned subsidiary of the International City Management Association Retirement Corporation, as of December 31, 2011, and the related statements of operations, change in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of RC Services' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RC Services as of December 31, 2011, and the results of its operations, change in its owner's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information of computation of net capital pursuant to SEC Rule 15c-3 as of December 31, 2011, included on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information and report are the responsibility of RC Services' management and were derived from and relate directly to the underlying accounting and other records used to prepare the basic financial statements. The information has been subjected to the auditing

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

SB & Company, LLC

Washington, DC
February 24, 2012

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2011

ASSETS		
Cash and cash equivalents	$	929,884
Due from mutual fund families		2,504,225
Deposit with clearing agent		20,282
Due from related entity		179,598
Prepaid expenses		29,467
Total Assets	$	3,663,456
LIABILITIES AND OWNER'S EQUITY		
Accounts payable	$	25,043
Due to related entity		2,504,225
Total Liabilities		2,529,268
Owner's Equity		1,134,188
Total Liabilities and Owner's Equity	$	3,663,456

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2011

Revenue		
Mutual fund revenue	$	10,981,996
Intercompany service revenue		770,340
Interest income		455
Total Revenue		11,752,791
Expenses		
Administrative expense		10,981,996
Tax and licensing		372,664
Personnel expenses		319,552
Professional services		58,968
Premises and equipment		13,708
Meetings and travel		3,004
Communications		1,121
Supplies and other miscellaneous expenses		894
Subscriptions and memberships		239
Data processing		190
Total Expenses		11,752,336
Net Income	$	455

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Owner's Equity
For the Year Ended December 31, 2011

Owner's Equity, beginning of year	$	1,133,733
Net income		455
Owner's Equity, End of Year	**$**	**1,134,188**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net income	$	455
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from mutual fund families		935,114
Prepaid expenses		36,291
Due from related entity		20,430
Accounts payable		25,043
Due to related entity		(935,114)
Net Cash Flows from Operating Activities		82,219
Cash and cash equivalents, beginning of year		847,665
Cash and Cash Equivalents, End of Year	$	929,884

The accompanying notes are an integral part of this financial statement.

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer in respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2011, cash and cash equivalents consisted of demand deposits.

Due from Mutual Fund Families

Due from mutual fund families represents amounts payable to RC Services by various outside mutual fund families. The agreements with these outside fund families entitle ICMA-RC or RC Services to receive compensation from the fund families, which generally consists of asset-based 12b-1 fees or shareholder service fees. 12b-1 fees are compensation to RC Services for distributing the mutual funds. Each mutual fund also may make payments to RC Services or ICMA-RC for providing shareholder service for the maintenance of shareholder accounts through ICMA-RC. All of the amounts due from mutual fund families are payable to ICMA-RC under an Assignment and Expense Agreement between RC Services and ICMA-RC. Under this agreement, ICMA-RC has agreed to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such time that such receivables are actually received by RC Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2011.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2011, remains subject to examination by Federal taxing authorities, however, certain state taxing authorities may lengthen this period to five years.

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of ICMA-RC). The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, the actual direct cost of expenses incurred by ICMA-RC for RC Services' benefit, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2011, ICMA-RC allocated operating expenses in the amount of $376,697 to RC Services and also transferred $10,981,996 of administrative expense to RC Services that is related to the mutual fund revenue earned by RC Services and assigned to ICMA-RC under the Assignment and Expense Agreement between ICMA-RC and RC Services. RC Services also reimburses ICMA-RC for certain direct expenses paid on RC Services' behalf, such as Financial Institutions Regulatory Authority (FINRA) membership and annual renewal fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time.

3. RELATED-PARTY TRANSACTIONS (continued)

Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for services performed on behalf of ICMA-RC. The revenue allocated from ICMA-RC during the year ended December 31, 2011, was $770,340.

The due to related entity balance represents amounts owed to ICMA-RC by RC Services. The repayment terms are governed by the Assignment and Expense Agreement between RC Services and ICMA-RC. This balance is composed primarily of outside mutual fund family receivables to RC Services that were payable to ICMA-RC but only if and when they are actually collected by RC Services.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $25,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

As of December 31, 2011, RC Services had net regulatory capital of $925,123, which was $756,505 in excess of its required net capital of $168,618. RC Services' aggregate indebtedness to net capital ratio was 273%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2011.

5. SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since December 31, 2011, which would merit recognition or disclosure in the financial statements. Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through February 24, 2012.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2011

Ownership equity	$	1,134,188
Less: non-allowable assets*		209,065
Net capital before haircuts		925,123
Less: haircuts		-
Net capital		925,123
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		168,618
Excess of net capital	$	756,505
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	672,196
Ratio of aggregate indebtedness to net capital		273%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2011, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing.

ICMA-RC SERVICES, LLC

Statement Regarding SEC Rule 15c3-3
As of December 31, 2011

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

SUPPLEMENTARY REPORT

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) CLAIMING AN EXEMPTION FOR SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of ICMA-RC Services, LLC (RC Services) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered RC Services' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control. Accordingly, we do not express an opinion on the effectiveness of RC Services' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by RC Services including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because RC Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RC Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of RC Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which RC Services has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1776 I Street • 9th Floor • Washington, DC 20006 • P 202-756-4811 • F 202-756-1301

SB & COMPANY, LLC
Experience • Quality • Client Service

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RC Services' practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SB & Company, LLC

Washington, DC
February 24, 2012

Headquarters:

200 International Circle • Suite 5500 • Hunt Valley • MD 21030
Phone: 410-584-0060 • Fax: 410-584-0061

Branch:
1776 I Street, N.W. • 9th Floor • Washington • D.C. 20006
Phone: 202-756-4811 • Fax: 202-756-1301

SBC

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information
Together with Report of
Independent Registered Public Accounting Firm

For the Year Ended December 31, 2011

ICMA-RC Services, LLC
CRD# 23189

SB & COMPANY, LLC

EXPERIENCE
•
QUALITY
•
CLIENT SERVICE